 As filed with the Securities and Exchange Commission on February 23, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE

February 23, 2006

TELE2 INCREASES ITS HOLDING IN FIVE RUSSIAN OPERATIONS

Tele2 AB, Europe’s leading alternative telecoms operator, today announced that, in line with its long-term strategy for Russia, it has increased its holding in five of its Russian operations. After these transactions, 11 of Tele2’s 14 regional Russian operations are now wholly-owned by Tele2.

Tele2 has acquired the below stakes from Center Telecom, North West Telecom and Sibir Telecom, all of which are subsidiaries of Svayzinvest:

Company	Region	Acquired stake	Tele2’s ownership prior to /post acquisition	Tele2’s status in the region
Belgorod Cellular Communications	Belgorod	35%	65% / 100%	GSM network operation since April 2004
Smolensk Cellular Communications	Smolensk	40%	60% / 100%	GSM network operation since September 2003
Lipetsk Mobile	Lipetsk	5.9%	94,1% / 100%	GSM network deployment
Oblcom	St Petersburg	2.76%	97.24% / 100%	GSM network operation since July 2003
Siberian Cellular Communications	Omsk	10%	60% / 70%	GSM network operation since August 2003

Tele2’s costs for the above-mentioned acquisitions are non significant.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 5626 4000
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 5626 4000
CFO, Tele2 AB

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 5620 0045
Investor enquiries

Visit our web site at www.tele2.com

Tele2 is Europe’s leading alternative telecom operator. Tele2’s mission is to provide cheap and simple telecom for everyone in Europe. Tele2 always strives to offer the market’s best prices. We have more than 30 million customers in 23 countries. Tele2 offers fixed and mobile telephony, broadband, data network services, cable TV and content services. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies. Tele2 has been listed on Stockholmsbörsen since 1996. In 2005 we had operating revenue of SEK 50 billion and reported a profit (EBITDA) of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: February 23, 2006